SEC MAIL PROCESSING SECTION
RECEIVED
MAR 07 2012
WASH, D.C.
196

12014279

SECURIT)N
Washington, D.C. 20549

cm

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gulf Host Securities, Inc

OFFICIAL USE ONLY
11163
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Highway 19 North
(No. and Street)

Palm Harbor FL 34684
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/3/12

OATH OR AFFIRMATION

I, Debra J Nobile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golf Host Securities, INC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA A. LINDNER
Commission # DD 841233
Expires February 19, 2013
Bonded Thru Troy Fain Insurance 800-385-7019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Salamander Innisbrook Securities
Profit & Loss Statement
For the Twelve Months Ending December 31, 2011

Current Month							Description	Year-To-Date						
Actual	%	Budget	%	Variance	Last Yr	%		Actual	%	Budget	%	Variance	Last Yr	%
							Revenue							
$54,966	0.0%	$0	0.0%	$54,966	$48,170	0.0%	Commissions Other	$217,589	0.0%	$0	0.0%	$217,589	$267,364	0.0%
54,966	0.0%	0	0.0%	54,966	48,170	0.0%	Total Income	217,589	0.0%	0	0.0%	217,589	267,364	0.0%
							Payroll & Related Expenses							
7,774	0.0%	0	0.0%	7,774	8,810	0.0%	Salaries and Wages	111,273	0.0%	0	0.0%	111,273	133,356	0.0%
9,194	0.0%	0	0.0%	9,194	8,028	0.0%	Incentive	36,216	0.0%	0	0.0%	36,216	44,918	0.0%
4,506	0.0%	0	0.0%	4,506	3,307	0.0%	Payroll Taxes & Emp Benefits	45,670	0.0%	0	0.0%	45,670	49,502	0.0%
21,474	0.0%	0	0.0%	21,474	20,145	0.0%	Total Payroll & Related Expenses	193,159	0.0%	0	0.0%	193,159	227,776	0.0%
							Expenses							
0	0.0%	0	0.0%	0	0	0.0%	Advertising - Direct mail	94	0.0%	0	0.0%	94	0	0.0%
0	0.0%	0	0.0%	0	70	0.0%	Advertising - Display/Directory	445	0.0%	0	0.0%	445	70	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Advertising - Newspapers	86	0.0%	0	0.0%	86	1,146	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Audit & Tax	0	0.0%	0	0.0%	0	0	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Contract Services	3,138	0.0%	0	0.0%	3,138	0	0.0%
49	0.0%	0	0.0%	49	0	0.0%	Brochures & Collateral	122	0.0%	0	0.0%	122	176	0.0%
52	0.0%	0	0.0%	52	288	0.0%	Dues & Subscriptions	842	0.0%	0	0.0%	842	1,329	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Equipment Rental	284	0.0%	0	0.0%	284	0	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Legal Fees	242	0.0%	0	0.0%	242	839	0.0%
265	0.0%	0	0.0%	265	170	0.0%	Licenses & Permits	3,123	0.0%	0	0.0%	3,123	1,888	0.0%
(67)	0.0%	0	0.0%	(67)	66	0.0%	Miscellaneous	465	0.0%	0	0.0%	465	616	0.0%
437	0.0%	0	0.0%	437	24	0.0%	Office Supplies	1,499	0.0%	0	0.0%	1,499	1,832	0.0%
63	0.0%	0	0.0%	63	129	0.0%	Postage & Courier	2,110	0.0%	0	0.0%	2,110	7,165	0.0%
148	0.0%	0	0.0%	148	235	0.0%	Printing & Stationery	1,082	0.0%	0	0.0%	1,082	2,992	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Professional Fees	287	0.0%	0	0.0%	287	0	0.0%
186	0.0%	0	0.0%	186	628	0.0%	Public Relations	1,963	0.0%	0	0.0%	1,963	2,535	0.0%
252	0.0%	0	0.0%	252	268	0.0%	Telephone	2,745	0.0%	0	0.0%	2,745	2,839	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Training & Education	20	0.0%	0	0.0%	20	0	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Travel - Meals & Entertainment	144	0.0%	0	0.0%	144	151	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Travel Expense	81	0.0%	0	0.0%	81	13	0.0%
1,385	0.0%	0	0.0%	1,385	1,878	0.0%	Total Expenses	18,772	0.0%	0	0.0%	18,772	23,591	0.0%
							Fixed Expenses							
2,583	0.0%	0	0.0%	2,583	2,383	0.0%	Rent	30,850	0.0%	0	0.0%	30,850	30,650	0.0%
1,085	0.0%	0	0.0%	1,085	1,217	0.0%	Insurance - Liability	13,315	0.0%	0	0.0%	13,315	14,664	0.0%
342	0.0%	0	0.0%	342	342	0.0%	Depreciation	342	0.0%	0	0.0%	342	342	0.0%
4,010	0.0%	0	0.0%	4,010	3,942	0.0%	Total Fixed Expenses	44,507	0.0%	0	0.0%	44,507	45,656	0.0%

28,097	0.0%	0	0.0%	28,097	22,205	0.0%	Income before Interest & Taxes	(38,849)	0.0%	0	0.0%	(38,849)	(29,659)	0.0%
							Interest Capital & Other							
0	0.0%	0	0.0%	0	0	0.0%	Interest Exp & Penalties	0	0.0%	0	0.0%	0	0	0.0%
0	0.0%	0	0.0%	0	(7,110)	0.0%	Gain or Loss on Sale of Asset	0	0.0%	0	0.0%	0	(7,110)	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Income Tax	0	0.0%	0	0.0%	0	0	0.0%
0	0.0%	0	0.0%	0	(7,110)	0.0%	Total Interest Capital & Other	0	0.0%	0	0.0%	0	(7,110)	0.0%
28,097	0.0%	0	0.0%	28,097	29,315	0.0%	Net profit	(38,849)	0.0%	0	0.0%	(38,849)	(22,549)	0.0%

Salamander Innisbrook Securities
Balance Sheet
December 31, 2011

01/25/12
02:32 PM

	12/31/11
Assets	
Cash Account	120,390
Accounts Receivable	-
Inventory	-
Prepaid Expenses	11,777
Deposits	-
Property Plant & Equipment	683
Deferred Expenses	-
Total Assets	132,850
Liabilities	
Accounts Payable	40,502
Accrued Liabilities	15,975
Other Current Liabilities	0
Total Liabilities	56,477
Owner's Equity	
Owner's Contributions	60,437
Owner's Withdrawals	
Retained Earnings	54,785
Retained Earnings Current Year	(38,849)
Total Owner's Equity	76,373
Total Liabilities and Owner's Equity	132,850

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable data each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.

Received Golf Hosts

MAR 30 1988

R. L. AKIN

In light of Securities having filed its audited annual report for the 1987 calendar year, Securities no longer needs exemptive relief from that requirement. With regards to the requirement that Securities file certified financials in 1988, it would appear that due to the merger of Innisbrook and Tamarron, Securities' business is now limited to acting as a broker (agent) for a single issuer.

It is the view of the Division that the exemption provided in paragraph (e) of Rule 17a-5 is available only to a broker or dealer whose securities business has been limited, since the date of the previous financial statements or report filed pursuant to Rule 15b1-2 (17 C.F.R. §240.15b1-2) under the Act, to acting as a broker (agent) for a single issuer. On the basis of your August 31, 1987 letter, subsequent correspondence, and the above facts and representatives, it would appear that Securities would qualify for the exemption from filing audited financial as is provided in Rule 17a-5(e)(e)(1)(A) (17 C.F.R. §240.17a-5(e)(1)(i)(A)) of the Act.

Sincerely,

K. Susan Grafton

K. Susan Grafton
Staff Attorney

cc: Kenneth Newman
Atlanta Regional Office

Elizabeth Wollin - Automated Reports
National Association of Securities Dealers, Inc.

Date: 1/25/12 1:40 PM
Status: Accepted

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]

4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER

GOLF HOST SECURITIES, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

36750 US HWY 19 N. [20]
(No. and Street)

PALM HARBOR [21] FL [22] 34684 [23]
(City) (State) (Zip Code)

SEC. FILE NO.
8-18181 [14]

FIRM ID NO.
11163 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
10/01/11 [24]

AND ENDING (MM/DD/YY)
12/31/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area code) - Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 20 ____

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/25/12 1:40 PM
Status: Accepted

BROKER OR DEALER
GOLF HOST SECURITIES, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 [99]
SEC FILE NO. 8-18181 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 120,390 [200]		$ 120,390 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	683 [490]	[680]	683 [920]
11. Other assets	11,777 [535]	[735]	11,777 [930]
12. Total Assets	$ 132,850 [540]	$ [740]	$ 132,850 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/25/12 1:40 PM
Status: Accepted

BROKER OR DEALER

GOLF HOST SECURITIES, INC. as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		56,477 [1205]	[1385]	56,477 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1(d)) of	$ [980]			
B. Securities borrowings, at market value from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements			[1420]	[1730]
1. from outsiders	$ [1000]			
2. includes equity subordination (15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ 56,477 [1230]	$ [1450]	$ 56,477 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		60,437 [1793]
D. Retained earnings		15,936 [1794]
E. Total		76,373 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 76,373 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 132,850 [1810]

OMIT PENNIES

Date: 1/25/12 1:40 PM
Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
GOLF HOST SECURITIES, INC.

as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 76,373	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			76,373	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 76,373	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges	12,460	3610	(12,460)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 63,913	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 63,913	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/25/12 1:40 PM
Status: Accepted

BROKER OR DEALER
GOLF HOST SECURITIES, INC.

as of 12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	3,765	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	58,913	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	57,913	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	56,477	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	56,477	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	88.37	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Date: 1/25/12 1:40 PM
Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

GOLF HOST SECURITIES, INC.

For the period (MMDDYY) from 10/01/11 [3932] to 12/31/11 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	91,884	3995
9. Total revenue	$ 91,884	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	51,162	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other brokers-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses		4195
15. Other expenses	16,465	4100
16. Total expenses	$ 67,627	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 24,257	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 24,257	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	28,097	4211

Date: 1/25/12 1:40 PM
Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

GOLF HOST SECURITIES, INC.

For the period (MMDDYY) from 10/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 52,116	4240
A. Net income (loss)		24,257	4250
B. Additions (includes non-conforming capital of	$ [4262])		4260
C. Deductions (includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (from item 1800)		$ 76,373	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/25/12 1:40 PM
Status: Accepted

BROKER OR DEALER
GOLF HOST SECURITIES, INC.

as of 12/31/11

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... X 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
______ 4335 ______ 4570

D. (k) (3) - Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities